Höganäs

RECEIVED

2007 APR -3 A 9:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022092

Date/Datum 13 March 2007

Our ref./Unser Zeichen /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED

APR 09 2007

THOMSON FINANCIAL

4/3

Encl. Press release / The Election Committee's proposal for Board Members of Höganäs AB

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

PRESSRELEASE

The Election Committee's proposal for Board Members of Höganäs AB

The Election Committee has informed Höganäs that it intends to present to the Annual General Meeting on 25 April 2007 inter alia the following proposals

- The Board of Directors shall, unchanged, consist of nine ordinary Board Members.
- Alrik Danielson, Per Molin, Jenny Lindén Urnes, Bernt Magnusson, Agnete Raaschou-Nielsen, Bengt Kjell, Oystein Krogen and Hans-Olov Olsson shall be re-elected as Board Members.
- Urban Jansson shall be elected as a new Board Member.
- Per Molin shall be re-elected as Chairman of the Board of Directors.
- KPMG Bohlins AB shall be elected auditor.
- The company shall have an Election Committee which shall be appointed on principally the same terms as resolved by the Annual General Meeting 2006.

Urban Jansson, born 1945, is Chairman of the Board of Directors of Rezidor Hotel Group, Jetpak Group, Siemens AB and Tylö AB, Vice Chairman of the Board of Directors of Ahlströms Corp and Member of the Board of Directors of inter alia Addtech AB, Wilh. Becker AB, CapMan, Clas Ohlson AB, SEB and Stockholmsbörsens bolagskommitté.

The notice for the Annual General Meeting 2007 is expected to be published around 22 March.

The complete proposal of the Election Committee for resolutions at the Annual General Meeting 2007 and additional information regarding the proposed Board Members and an account of the work performed by the Election Committee will be given in connection with the publishing of the notice for the Annual General Meeting.

Höganäs, 13 March 2007

THE BOARD OF DIRECTORS

Höganäs was founded in 1797 and is today a leader within the iron and metal powder industry. End products are mainly used by the automotive industry and home appliances, lawn and garden and hand-tools. In 2006 the turnover was MSEK 5 123 (4 594) and income before tax MSEK 525 (408). Höganäs is listed on the Nordic Stock Exchange's Mid Cap list. For further information please visit our website www.hoganas.com

END